Exhibit 4.11

AMENDMENT TO
BYLAWS
OF
CORE-MARK MID-CONTINENT INC.

Dated August 23, 2004

Section 2 of Article III of the Bylaws of Core-Mark Mid-Continent, Inc. is hereby amended to read as follows:

2.             Number, Tenure and Qualifications.  The number of directors of the Corporation shall be the number designated by the stockholders.  The number of directors constituting the entire Board of Directors shall be two, or such other number as may be fixed from time to time by resolution of the Board of Directors or the stockholders.  Each director shall hold office for the term for which he is elected or until his successor shall have been elected and qualified. Directors need not be residents of Arkansas nor shareholders of the corporation.